13010661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC

SEC FILE NUMBER
8- 43150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold L. Gladney (901) 762-5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 (Address) Memphis (City) TN (State) 38103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KPMG

VINING-SPARKS IBG, LIMITED PARTNERSHIP AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as PUBLIC information pursuant to rule 17a-5(d) under Securities Exchange Act of 1934.

KPMG

KPMG LLP
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm

The Partners
Vining-Sparks IBG, Limited Partnership and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Vining-Sparks IBG, Limited Partnership and its subsidiaries as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership and its subsidiaries as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2013

VINING-SPARKS IBG, LIMITED PARTNERSHIP AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2012

Assets		
Cash, including $5,151,990 segregated under federal regulations	$	18,592,423
Securities purchased under agreements to resell		90,234,527
Receivable from customers		4,369,098
Receivable from clearing agents and brokers and dealers		16,939,559
Securities owned, at fair value		405,499,828
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $9,308,759		2,358,027
Accrued interest receivable on securities		1,837,444
Other receivables		2,551,931
Other assets		2,690,691
Total assets	$	545,073,528
Liabilities and Partners' Capital		
Liabilities:		
Payable to clearing agents and brokers and dealers	$	106,851,494
Securities sold under agreements to repurchase		225,477,611
Payable to customers		2,118,082
Securities sold, not yet purchased, at fair value		90,423,138
Accrued interest payable on securities		75,400
Line of credit		10,000,000
Accounts payable and accrued expenses		19,912,557
Total liabilities		454,858,282
Partners' capital:		
Vining-Sparks Securities, Inc.		1,208,577
Vining-Sparks Fund, L.P.		34,618,334
Vining-Sparks & Associates, L.P.		54,388,335
Total partners' capital		90,215,246
Commitments and contingencies (notes 12 and 13)		
Total liabilities and partners' capital	$	545,073,528

See accompanying notes to consolidated statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Partnership is also registered in Europe with the Financial Services Authority (FSA) of the United Kingdom, and with certain regulatory agencies in Canada.

During 2011, the Partnership formed a wholly owned subsidiary, Vining-Sparks Loan Trading, LLC (Loan Trading), to help financial institutions manage their loan portfolios. The activities of Loan Trading during 2012 were not significant. During 2010, the Partnership formed a wholly owned subsidiary, Vining-Sparks Asset Management, LLC (VSAM), to serve as a registered investment advisor for depository institutions. The activities of VSAM during 2012 were not significant. The Partnership, Loan Trading, and VSAM are referred to hereafter as the Company.

At December 31, 2012, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3774% general partner, Vining-Sparks Fund, L.P., as a 39.3020% limited partner, and Vining-Sparks & Associates, L.P., as a 59.3206% limited partner.

(b) Principles of Consolidation

The consolidated financial statement includes the accounts of the Partnership and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Securities Transactions

Securities transactions in regular-way trades are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at fair value. Securities owned and securities sold, not yet purchased, are valued at fair value using quoted market prices or matrix pricing as determined through third-party pricing services. There were no securities that were not readily marketable at December 31, 2012.

(d) Fair Value

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 for *Fair Value Measurements and Disclosures* (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market

participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are those that reflect the Partnership's assumptions about information that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into the following three levels, based on the reliability of inputs:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs for the asset or liability that reflect the reporting entity's own assumptions about information that market participants would use in pricing the asset or liability.

(e) Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements, reverse repos, or resale agreements) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(f) Depreciation and Amortization

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(g) Income Taxes

No provision for federal income taxes has been made because the Company allocates income and expenses to the partners for inclusion in their respective federal income tax returns. A provision for state income taxes has been made, as pursuant to Tennessee state statute the Partnership is subject to an entity level income-based tax. Deferred state income tax balances were not significant at December 31, 2012.

(h) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value.

(i) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect

(Continued)

the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(j) Subsequent Events

The Company has evaluated subsequent events through February 27, 2013, the date the financial statements were issued.

(2) Cash Segregated under Federal and Other Regulations

At December 31, 2012, cash segregated under federal and other regulations totaled $5,151,990. Of this amount, $4,781,213 was segregated for the benefit of customers maintained pursuant to Rule 15c3-3 of the SEC. The remaining balance of $370,777 as of December 31, 2012 was held on deposit in a special reserve bank account and relates to the Company's computation of a reserve requirement for proprietary accounts of introducing broker-dealers (PAIB calculation). The PAIB calculation is completed in order for the correspondent firm that uses the Partnership as its clearing broker-dealer to classify its assets held by the Partnership as allowable assets in the correspondent's net capital calculation.

(3) Securities Purchased under Agreement to Resell

The Partnership enters into purchases of securities under agreement to resell, with the obligation to resell the securities purchased reflected as an asset on the statement of financial condition. Securities sold with a fair value totaling $89,997,579 were purchased under agreements to resell at prices totaling $90,234,527.

(4) Receivable from Clearing Agents and Brokers and Dealers

The receivable from clearing agents and brokers and dealers is comprised of the following at December 31, 2012:

Securities failed to deliver	$ 12,298,987
Receivable from clearing agents	350,464
Receivable for unsettled trades and to-be-announced transactions	1,979,560
Other	2,310,548
	$ 16,939,559

(Continued)

(5) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at fair value, as follows:

	Owned	Sold, not yet purchased
U.S. government and agencies	$ 195,213,541	89,942,300
Agency collateralized mortgage obligations	19,226,743	—
Small Business Administration (SBA) securities	148,018,861	—
United States Department of Agriculture (USDA) loans	540,454	—
SBA interest-only strips	149,941	—
State and municipal obligations	37,467,953	—
Corporate bonds	4,882,335	480,838
	$ 405,499,828	90,423,138

Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. All securities are valued using matrix pricing and are classified as Level 2.

The following table presents the securities owned and sold, not yet purchased, based on valuation method, as of December 31, 2012:

	Fair value measurements at reporting date using			
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Securities owned	$ —	405,499,828	—	405,499,828
Securities sold, not yet purchased	—	90,423,138	—	90,423,138

There were no transfers of securities to or from Levels 1, 2, or 3 during 2012.

(6) Payable to Clearing Agents and Brokers and Dealers

The payable to clearing agents and brokers and dealers is comprised of the following at December 31, 2012:

Securities failed to receive	$	14,313,486
Secured borrowings from clearing agents		87,988,761
Payable for unsettled trades and to-be-announced transactions		4,519,359
Other		29,888
	$	106,851,494

The secured borrowings from clearing agents, which incur interest, are collateralized by securities either owned or held for the account of customers and other brokers and dealers for which payment has not yet been received. The weighted interest rate on these collateralized borrowings at December 31, 2012 is 1.78%.

(7) Securities Sold under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities owned with a fair value totaling $236,236,596 were sold under agreements to repurchase at prices totaling $225,477,611.

(8) Working Capital Lines of Credit

The Partnership has $20,000,000 of working capital lines of credit to a bank, which bear interest at prime rate. One note is limited to the lesser of $10,000,000 or 70% of eligible SBA interest-only strips pledged as security for this line of credit, and the other $10,000,000 note is unsecured. There was no balance outstanding under these lines of credit at December 31, 2012. The lines of credit mature on March 8, 2013.

The Partnership also has a $10,000,000 working capital line of credit to a bank, which bears interest at 1.7% as of December 31, 2012 and is collateralized by cash held in a deposit account by the bank. The outstanding balance of this line was $10,000,000 as of December 31, 2012. The line of credit matures on April 30, 2013.

(9) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35% of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership.

(Continued)

(10) Agreements with Other Broker Dealers

The Partnership has an agreement with ICBA Securities Corporation, a related party, wherein the Partnership agrees to act as clearing broker and manage the sales and back office functions for ICBA Securities Corporation.

(11) Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2012, the Partnership had net capital of $53,367,198, which was $53,117,198 in excess of required net capital.

(12) Commitments and Contingencies

(a) Leases

At December 31, 2012, the Company was obligated under noncancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

Year ending December 31:		
2013	$	2,745,950
2014		2,561,402
2015		2,216,612
2016		2,072,936
2017		2,115,301
2018 and thereafter		6,320,629
	$	18,032,830

(b) Litigation

In the normal course of business, the Company is subject to claims and litigation. Management believes that such matters will not have a material adverse effect on the results of operations, liquidity, or financial condition of the Company.

(13) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving instruments with off-balance-sheet risk. These financial instruments include mortgage-backed and SBA to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis, including SBA-guaranteed loans (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The extent of the Partnership's involvement in TBAs and when-issued financial instruments with off-balance-sheet risk as of December 31, 2012 was a net commitment to purchase securities totaling $6,486,182 and a net commitment to sell securities totaling $30,590,824.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(14) Employee Benefits

The Partnership has a 401(k) plan (the Plan), which covers substantially all employees. Employees are eligible to participate in the Plan after they have been employed by the Partnership for a minimum of six months. The Partnership's matching contribution is equal to 50% of certain employee contributions up to 6% of employee's base salary.